SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02047938

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of August, 2002



of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile ("the Bank") on August 2, 2002 regarding the 2002 Second–Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2002

Banco de Chile



By: Hernan Donoso
Vice-President

BANCO DE CHILE

CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2002 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change
	2Q01 MCh$	1Q02 MCh$	2Q02 MCh$	2Q02 MUS$	2Q02-2Q01	2Q02-1Q02	June 01 MCh$	Dec 01 MCh$	June 02 MCh$	June 02 MUS$	June 02-Jun 01
Interest revenue and expense											
Interest revenue	231.180	141.013	201.619	289,0	(12,8) %	43,0 %	411.549	796.666	341.236	489,1	(17,1) %
Interest expense	(139.204)	(63.011)	(93.795)	(134,4)	(32,6) %	48,9 %	(237.490)	(459.153)	(156.182)	(223,9)	(34,2) %
Net interest revenue	**91.976**	**78.002**	**107.824**	**154,6**	**17,2 %**	**38,2 %**	**174.059**	**337.513**	**185.054**	**265,2**	**6,3 %**
Income from services, net											
Income from fees and other services	23.704	22.379	22.861	32,8	(3,6) %	2,2 %	45.426	93.018	45.018	64,5	(0,9) %
Other services expenses	(4.117)	(3.613)	(3.537)	(5,1)	(14,1) %	(2,1) %	(7.939)	(15.594)	(7.114)	(10,2)	(10,4) %
Income from services, net	**19.587**	**18.766**	**19.324**	**27,7**	**(1,3) %**	**3,0 %**	**37.487**	**77.424**	**37.904**	**54,3**	**1,1 %**
Other operating income, net											
Gains on financial instruments, net	735	6.176	5.519	7,9	650,9 %	(10,6) %	6.023	7.191	11.634	16,7	93,2 %
Foreign exchange transactions, net	(4.578)	(2.877)	(19.380)	(27,8)	323,3 %	573,6 %	(7.190)	3.924	(22.229)	(31,9)	209,2 %
Total other operating income, net	**(3.843)**	**3.299**	**(13.861)**	**(19,9)**	**260,7 %**	**(520,2) %**	**(1.167)**	**11.115**	**(10.595)**	**(15,2)**	**807,9 %**
Operating Revenues	**107.720**	**100.067**	**113.287**	**162,4**	**5,2 %**	**13,2 %**	**210.379**	**426.052**	**212.363**	**304,3**	**0,9 %**
Provisions	**(21.920)**	**(33.979)**	**(33.395)**	**(47,9)**	**52,3 %**	**(1,7) %**	**(44.388)**	**(91.091)**	**(67.038)**	**(96,1)**	**51,0 %**
Other income and expenses											
Recovery of loans previously charged-off	4.010	2.625	2.595	3,7	(35,3) %	(1,1) %	7.551	15.698	5.194	7,4	(31,2) %
Non-operating income	3.351	2.868	2.253	3,2	(32,8) %	(21,4) %	6.930	14.676	5.093	7,4	(26,5) %
Non-operating expenses	(2.376)	(2.918)	(4.263)	(6,1)	79,4 %	46,1 %	(4.658)	(10.191)	(7.152)	(10,2)	53,5 %
Participation in earnings of equity investments	175	(149)	(208)	(0,3)	(218,9) %	39,6 %	194	3	(356)	(0,5)	(283,5) %
Total other income and expenses	**5.160**	**2.426**	**377**	**0,5**	**(92,7) %**	**(84,5) %**	**10.017**	**20.186**	**2.779**	**4,1**	**(72,3) %**
Operating expenses											
Personnel salaries and expenses	(29.218)	(29.928)	(30.210)	(43,3)	3,4 %	0,9 %	(55.613)	(129.987)	(59.842)	(85,8)	7,6 %
Administrative and other expenses	(24.193)	(23.242)	(23.672)	(33,9)	(2,2) %	1,9 %	(46.032)	(99.528)	(46.684)	(66,9)	1,4 %
Depreciation and amortization	(4.317)	(5.416)	(5.685)	(8,1)	31,7 %	5,0 %	(8.570)	(17.608)	(11.047)	(15,8)	28,9 %
Total operating expenses	**(57.728)**	**(58.586)**	**(59.567)**	**(85,3)**	**3,2 %**	**1,7 %**	**(110.215)**	**(247.123)**	**(117.573)**	**(168,5)**	**6,7 %**
Loss from price-level restatement	**(4.690)**	**1.728**	**(3.299)**	**(4,7)**	**(29,7) %**	**(290,9) %**	**(5.034)**	**(10.010)**	**(1.588)**	**(2,3)**	**(68,5) %**
Minority interest in consolidated subsidiaries	**(1)**	**0**	**0**	**0,0**	-	-	**(1)**	**(1)**	**0**	**0,0**	**(100,0) %**
Income before income taxes	**28.541**	**11.656**	**17.403**	**25,0**	**(39,0) %**	**49,3 %**	**60.758**	**98.013**	**28.943**	**41,5**	**(52,4) %**
Income taxes	**(129)**	**1.124**	**(3.135)**	**(4,5)**	**2330,2 %**	**(378,9) %**	**(2.045)**	**(360)**	**(2.022)**	**(2,9)**	**(1,1) %**
Net income	**28.412**	**12.780**	**14.268**	**20,5**	**(49,8) %**	**11,6 %**	**58.713**	**97.653**	**26.921**	**38,6**	**(54,1) %**

BANCO DE CHILE

CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2002 and millions of US dollars (MUS$))

ASSETS	Dec 00 MCh$	Jun 01 MCh$	Dec 01 MCh$	Mar 02 MCh$	Jun 02 MCh$	Jun 02 MUS$	% Change Jun 02 - Jun 01	Jun 02 - Dec 01	Jun 02 - Mar 02
Cash and due from banks									
Noninterest bearing	692.831	767.124	723.289	706.552	753.138	1.079,6	(1,8) %	4,1 %	6,6 %
Interbank bearing	6.640	2.321	53.211	56.371	91.388	131,0	3837,4 %	71,7 %	62,1 %
Total cash and due from banks	**699.471**	**769.445**	**776.500**	**762.923**	**844.526**	**1.210,6**	**9,8 %**	**8,8 %**	**10,7 %**
Financial investments									
Government securities	725.821	950.918	1.119.045	1.048.301	925.634	1.326,8	(2,7) %	(17,3) %	(11,7) %
Investments purchase under agreements to resell	42.966	35.501	50.264	20.415	24.132	34,6	(32,0) %	(52,0) %	18,2 %
Investment collateral under agreements to repurchase	212.185	251.892	222.901	325.809	373.243	535,0	48,2 %	67,4 %	14,6 %
Other investments	718.479	628.539	629.961	576.585	575.894	825,5	(8,4) %	(8,6) %	(0,1) %
Total financial investments	**1.699.451**	**1.866.850**	**2.022.171**	**1.971.110**	**1.898.903**	**2.721,9**	**1,7 %**	**(6,1) %**	**(3,7) %**
Loans, Net									
Commercial loans	2.806.321	2.832.244	2.726.287	2.548.186	2.487.127	3.565,2	(12,2) %	(8,8) %	(2,4) %
Consumer loans	353.830	368.699	389.850	415.631	388.163	556,4	5,3 %	(0,4) %	(6,6) %
Mortgage loans	1.224.360	1.240.716	1.271.513	1.269.571	1.238.358	1.775,1	(0,2) %	(2,6) %	(2,5) %
Foreign trade loans	574.165	641.280	523.656	554.759	597.288	856,2	(6,9) %	14,1 %	7,7 %
Interbank loans	37.443	76.135	28.963	96.930	76.581	109,8	0,6 %	164,4 %	(21,0) %
Leasing contracts	226.774	239.385	249.503	241.468	242.326	347,4	1,2 %	(2,9) %	0,4 %
Other outstanding loans	502.185	443.195	429.104	429.474	483.133	692,5	9,0 %	12,6 %	12,5 %
Past due loans	119.139	125.937	121.405	136.210	140.975	202,1	11,9 %	16,1 %	3,5 %
Contingent loans	388.111	385.224	373.511	341.660	369.487	529,6	(4,1) %	(1,1) %	8,1 %
Total loans	**6.232.328**	**6.352.815**	**6.113.792**	**6.033.889**	**6.023.438**	**8.634,3**	**(5,2) %**	**(1,5) %**	**(0,2) %**
Allowances	(197.537)	(210.494)	(227.324)	(236.610)	(245.595)	(352,0)	16,7 %	8,0 %	3,8 %
Total loans, net	**6.034.791**	**6.142.321**	**5.886.468**	**5.797.279**	**5.777.843**	**8.282,3**	**(5,9) %**	**(1,8) %**	**(0,3) %**
Other assets									
Assets received in lieu of payment	17.014	26.124	33.052	33.614	31.271	44,8	19,7 %	(5,4) %	(7,0) %
Bank premises and equipment	148.677	146.235	145.404	145.330	142.692	204,5	(2,4) %	(1,9) %	(1,8) %
Investments in other companies	3.863	4.541	5.237	5.384	5.587	8,0	23,0 %	6,7 %	3,8 %
Other	166.854	190.406	168.992	270.215	241.848	346,7	27,0 %	43,1 %	(10,5) %
Total other assets	**336.408**	**367.306**	**352.685**	**454.543**	**421.398**	**604,0**	**14,7 %**	**19,5 %**	**(7,3) %**
Total assets	**8.770.121**	**9.145.922**	**9.037.824**	**8.985.855**	**8.942.670**	**12.818,8**	**(2,2) %**	**(1,1) %**	**(0,5) %**

BANCO DE CHILE

CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2002 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 00 MCh$	Jun 01 MCh$	Dec 01 MCh$	Mar 02 MCh$	Jun 02 MCh$	Jun 02 MUS$	% Change Jun 02 - Jun 01	% Change Jun 02 - Dec 01	% Change Jun 02 - Mar 02
Deposits									
Current accounts	861.124	841.690	916.526	877.166	882.360	1.264,8	4,8 %	(3,7) %	0,6 %
Bankers drafts and other deposits	539.094	584.020	523.594	733.640	750.269	1.075,5	28,5 %	43,3 %	2,3 %
Saving accounts and time deposits	3.940.150	4.151.080	4.011.187	3.815.290	3.612.278	5.178,0	(13,0) %	(9,9) %	(5,3) %
Total deposits	**5.340.368**	**5.576.790**	**5.451.307**	**5.426.096**	**5.244.907**	**7.518,3**	**(6,0) %**	**(3,8) %**	**(3,3) %**
Borrowings									
Central Bank borrowings	5.342	39.575	77.427	4.210	13.934	20,0	(64,8) %	(82,0) %	231,0 %
Securities sold under agreements to repurchase	230.794	267.860	249.327	339.126	379.912	544,6	41,8 %	52,4 %	12,0 %
Mortgage finance bonds	1.291.367	1.322.206	1.363.689	1.358.155	1.327.323	1.902,6	0,4 %	(2,7) %	(2,3) %
Subordinated bonds	159.974	218.828	265.201	262.963	262.526	376,3	20,0 %	(1,0) %	(0,2) %
Other bonds	12.030	9.632	7.981	6.736	6.261	9,0	(35,0) %	(21,6) %	(7,1) %
Borrowings from domestic financial institutions	59.030	94.505	45.180	46.862	75.028	107,5	(20,6) %	66,1 %	60,1 %
Foreign borrowings	420.136	381.949	328.284	257.457	268.189	384,4	(29,8) %	(18,3) %	4,2 %
Other obligations	85.280	72.881	72.714	65.102	66.081	94,7	(9,3) %	(9,1) %	1,5 %
Total borrowings	**2.263.953**	**2.407.436**	**2.409.803**	**2.340.611**	**2.399.254**	**3.439,1**	**(0,3) %**	**(0,4) %**	**2,5 %**
Other liabilities									
Contingent liabilities	387.652	384.849	373.151	341.252	368.915	528,8	(4,1) %	(1,1) %	8,1 %
Other	149.225	173.001	162.095	323.025	363.962	521,8	110,4 %	124,5 %	12,7 %
Total other liabilities	**536.877**	**557.850**	**535.246**	**664.277**	**732.877**	**1.050,6**	**31,4 %**	**36,9 %**	**10,3 %**
Minority interest in consolidated subsidiaries	**3**	**3**	**3**	**4**	**5**	**0,0**	66,7 %	66,7 %	25,0 %
Shareholders' equity									
Capital and Reserves	540.636	545.130	543.812	542.087	538.706	772,2	(1,2) %	(0,9) %	(0,6) %
Net income for the year	88.284	58.713	97.653	12.780	26.921	38,6	(54,1) %	(72,4) %	110,6 %
Total shareholders' equity	**628.920**	**603.843**	**641.465**	**554.867**	**565.627**	**810,8**	**(6,3) %**	**(11,8) %**	**1,9 %**
Total liabilities & shareholders' equity	**8.770.121**	**9.145.922**	**9.037.824**	**8.985.855**	**8.942.670**	**12.818,8**	**(2,2) %**	**(1,1) %**	**(0,5) %**

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended		
	2Q01	1Q02	2Q02	Jun-01	Dec 01	Jun-02
Earnings per Share						
Net income per Share (Ch$) [1]	0,42	0,19	0,21	0,86	1,43	0,40
Net income per ADS (Ch$) [1]	250,40	112,63	125,75	517,45	857,20	237,26
Net income per ADS (US$) [2]	0,40	0,17	0,18	0,83	1,50	0,34
Book value per Share (Ch$) [1]	8,87	8,15	8,31	8,87	9,38	8,31
Shares outstanding (Millions)	68.079,8	68.079,8	68.079,8	68.079,8	68.079,8	68.079,8
Profitability Ratios [3][4]						
Net interest margin	4,49%	3,78%	5,32%	4,32%	4,06%	4,53%
Net financial margin	4,27%	3,64%	4,37%	4,14%	4,11%	3,98%
Fees / Avg. Interest Earnings Assets	0,96%	0,91%	0,95%	0,93%	0,93%	0,93%
Other Operating Revenues / Avg. Interest Earnings Assets	-0,19%	0,16%	-0,68%	-0,03%	0,13%	-0,26%
Operating Revenues / Avg. Interest Earnings Assets	5,26%	4,85%	5,59%	5,22%	5,13%	5,19%
Return on average total assets	1,24%	0,53%	0,62%	1,30%	0,97%	0,57%
Return on average shareholders' equity	21,17%	8,11%	10,86%	20,28%	16,15%	9,32%
Capital Ratios [5]						
Shareholders equity / total assets	6,6%	6,2%	6,3%	6,6%	7,1%	6,3%
Basic capital / risk-adjusted assets	9,2%	9,9%	8,9%	9,2%	8,7%	8,9%
Total capital / risk- adjusted assets	11,8%	13,5%	13,3%	11,8%	12,3%	13,3%
Credit Quality Ratios						
Past due loans / total loans	1,98%	2,26%	2,34%	1,98%	1,99%	2,34%
Allowances / past due loans	167,14%	173,71%	174,21%	167,14%	187,24%	174,21%
Allowances / total loans	3,31%	3,92%	4,08%	3,31%	3,72%	4,08%
Provisions / Avg.Loans	1,39%	2,21%	2,25%	1,42%	1,44%	2,22%
Risk index	2,32%	3,21%	3,39%	2,32%	2,80%	3,39%
Operating and Productivity Ratios						
Operating expenses / operating revenue	53,6%	58,6%	52,6%	52,4%	58,0%	55,4%
Operating expenses / average total assets [3]	2,52%	2,45%	2,60%	2,44%	2,46%	2,51%
Loans per employee (million Ch$) [1]	843	867	883	843	847	883
Average Balance Sheet Data [1][3]						
Avg. Interest earnings assets (million Ch$)	8.187.916	8.248.764	8.104.710	8.065.940	8.312.532	8.176.737
Avg. Assets (million Ch$)	9.158.250	9.575.418	9.174.724	9.027.102	10.056.812	9.375.071
Avg. Shareholders equity (million Ch$)	536.931	630.329	525.293	579.005	604.593	577.811
Avg. Loans	6.305.758	6.155.916	5.940.444	6.261.787	6.323.430	6.048.180
Avg. Interest bearing liabilities (million Ch$)	6.590.901	6.483.822	6.347.882	6.466.286	6.691.298	5.415.852
Other Data						
Inflation Rate	1,0%	0,5%	0,3%	1,5%	2,6%	0,8%
Exchange rate (Ch$)	626,65	664,44	697,62	626,65	656,20	697,62

Notes

(1) These figures were expressed in constant Chilean pesos as of June 30, 2002.

(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.

(3) The ratios were calculated as an average of daily balances.

(4) Annualized data.

(5) Unconsolidated figures before June 2002

Banco de Chile

www.bancochile.cl

FOR IMMEDIATE RELEASE

Contacts:

Ricardo Morales
Banco de Chile
(56-2) 637 3646
rmorales@bancochile.cl

Jacqueline Barrio
Banco de Chile
(56-2) 637 2938
jbarrio@bancochile.cl

Banco de Chile Announces 2002 Second-Quarter Results

Santiago, Chile, August 1, 2002 -- Banco de Chile (NYSE: BCH), a Chilean full-service financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced results for the second quarter ended June 30, 2002. The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of June 30, 2002, unless otherwise stated. Therefore, all growth rates are in real terms. In addition, for comparative purposes, this document includes pro-forma financial figures for periods before 2002, based on the historical financial statements of Banco de Chile and Banco Edwards.

Net income for the second quarter of 2002 was Ch$14,268 million (Ch$0.21/share or US$0.18/ADS), which represents a decrease of 49.8% when compared to the pro-forma figure of Ch$28,412 million recorded in the second quarter of 2001.

2002 Second-Quarter Selected Financial Data

	2Q01	1Q02	2Q02	% Change	
				2Q02/2Q01	2Q02/1Q02
Income Statement (Millions, Chilean pesos)					
Operating Revenues	107,720	100,067	113,287	5.2%	13.2%
Provisions	(21,920)	(33,979)	(33,395)	52.3%	(1.7)%
Operating Expenses	(57,728)	(58,586)	(59,567)	3.2%	1.7%
Net Income	28,412	12,780	14,268	(49.8)%	11.6%
Earning per Share (Chilean pesos)					
Net income per Share	0.42	0.19	0.21	(49.8)%	11.6%
Book value per Share	8.87	8.15	8.31	(6.3)%	1.9%
Balance Sheet (Millions, Chilean pesos)					
Loan Portfolio	6,352,815	6,033,889	6,023,438	(5.2)%	(0.2)%
Total Assets	9,145,922	8,985,855	8,942,670	(2.2)%	(0.5)%
Shareholders' Equity	603,843	554,867	565,627	(6.3)%	1.9%
Total Capital / Risk Adjusted Assets	11.8%	13.5%	13.3%	-	-
Profitability Ratios					
ROAA	1.24%	0.53%	0.62%	-	-
ROAE	21.2%	8.1%	10.9%	-	-
Net Financial Margin	4.3%	3.6%	4.4%	-	-
Efficiency ratio	53.6%	58.5%	52.6%	-	-
Asset Quality Ratios					
Past Due Loans / Total Loans	1.98%	2.26%	2.34%	-	-
Allowances / Total Loans	3.31%	3.92%	4.08%	-	-
Allowances / Past Due Loans	167.1%	173.7%	174.2%	-	-

Second Quarter 2002 Highlights

The Bank

- **Loan Portfolio.** As of June 30, 2002, the Bank's loan portfolio, net of interbank loans, totaled Ch$5,946,857 million, representing a 5.3% decrease over the previous twelve-month period, or an increase of 0.2% when compared to the end of the previous quarter. As of June 30, 2002, the Bank ranked first in the Chilean banking system in terms of net loans, total assets and deposits with a market share of 18.7%, 17.4% and 18.0%, respectively.

- **Merger-Related Information.** During the second quarter of 2002, the Bank continued making important progress with its merger process. In fact, the technological integration project moves forward in accordance to the terms originally established, expecting its conclusion for the end of August 2002. In relation to the reorganization phase of the Bank's distribution network, during this quarter 12 branches were closed. In addition, during the second quarter of 2002, 169 members of the staff were laid off, as a result of the rationalization of internal activities, functions and procedures. This implied expenses and capital expenditure for an amount of approximately Ch$5,484 million, of which Ch$4,707 million were reflected in results as operating expenses, Ch$75 million as non-operating expenses and Ch$702 million as fixed assets (principally for computer equipment and for the reorganization of physical spaces).

- **Banco Chile New Subsidiaries.** Banco de Chile and Banchile Asesoría Financiera S.A., a wholly owned subsidiary, have acquired 100% of the shares of Promarket and Socofin, both closed corporations (*Sociedad Anonima Cerrada*), in June 12, 2002 and June 27, 2002, respectively. Promarket provides sale services to Banco de Chile and its subsidiaries and search for potential customers' information. Socofin has as objective the judicial and extra-judicial collection of loans on behalf of the Bank or third parties.

- **Operating Revenues.** During the second quarter of 2002, operating revenues totaled Ch$113,287 million, an increase of 13.2% compared to the previous quarter. This positive result mainly reflected the improvement in both, net financial income and fee income. Of note, operating revenues as percentage of average interest earning assets increased to 5.6% in the second quarter of 2002 from 4.9% in the first quarter of 2002.

- **Efficiency.** The Bank's efficiency ratio improved to 52.6% in the second quarter of 2002 from 58.5% in the first quarter of 2002 as a result of a 1.7% increase in operating expenses and a 13.2% increase in operating revenues.

Financial System.

- **Contraction in Net Income.** Net income across the Financial System decreased by 13.0% to US$188 million in the second quarter of 2002, as compared to US$216 million recorded in the first quarter of 2002. This decline was due principally to a decrease in gains on financial instruments and non-operating income and, to a lesser extent, to an increase in operating expenses. As a result, the annualized return on average shareholder's equity decreased from 15.8% in 1Q02 to 14.7% in 2Q02, while the annualized return on average assets decreased from 1.15% in 1Q02 to 1.02% during 2Q02.

- **Slight increase in Loan Portfolio.** At the end of June, 2002, the financial system's loan portfolio, net of interbank loans, reached US$43,556 million, representing a slight increase of 0.7% in comparison to March 30, 2002. This growth was fueled principally by foreign trade, contingent and mortgage loans.

- **Deterioration in Credit Quality Ratios.** The ratio of past due loans to total loans worsened from 1.74% at March 31, 2002 to 1.78% at June 30, 2002, while the ratio of allowances to total loans increased from 2.43% at March 31, 2002 to 2.42% at June 30, 2002. At the same time, the coverage ratio decreased to 136% as of June 30, 2002, from 140% at March 31, 2002.

2002 Second-Quarter Consolidated Results

NET INCOME

In the second quarter of 2002, net income reached Ch$14,268 million (US$20.5 million), representing a decrease of 49.8% over the Ch$28,412 million (US$40.7 million) reported in the second quarter of 2001. The lower net income was mainly due to an increase in provisions for loan losses and extraordinary expenses related to the merger. Nevertheless, it is important to note that operating revenues grew 5.2% between the mentioned periods despite the contraction in the loan portfolio.

Net income for the second quarter of 2002 resulted in a 0.62% annualized return on average assets (ROAA) and a 10.9% annualized return on average shareholders' equity (ROAE), compared to 1.24% and 21.2%, respectively, for the second quarter of 2001.

Net Income (in millions of Chilean pesos, except for percentages)					
	2Q01	**1Q02**	**2Q02**	**% Change**	
				2Q02/2Q01	**2Q02/1Q02**
Bank	22,600	6,948	8,223	(63.6)%	18.4%
Foreign Branches	2,536	2,305	2,823	11.3%	22.5%
Stock Brokerage	1,422	1,669	1,330	(6.5)%	(20.3)%
Mutual Fund	1,099	997	1,146	4.3%	14.9%
Insurance Brokerage	676	408	114	(83.1)%	(72.1)%
Financial Advisory	(60)	53	288	-	443.4%
Factoring	196	416	328	67.3%	(21.2)%
Investment Fund	(37)	(2)	9	-	-
Securitization	(20)	(14)	(30)	50.0%	114.3%
Promarket	0	0	37	-	-
Total Net Income	**28,412**	**12,780**	**14,268**	**(49.8)%**	**11.6%**

As we mentioned before, the Bank's net income (excluding subsidiaries and foreign branches) decrease from Ch$22,600 million in 2Q01 to Ch$ 8,223 million in 2Q02 was mainly a consequence of the important provisioning efforts.

Overall net income from subsidiaries for the second quarter of 2002 amounted to Ch$3,222 million, slightly below the Ch$3,276 million registered in the same period of 2001, as the decrease in Insurance Brokerage's net income more than offset the increase in the Financial Advisory and Factoring results.

The decrease in the Insurance Brokerage subsidiary's net income was due to a change in the agreement between the Bank and the Insurance Brokerage subsidiary, which implied higher revenue for the Bank and lower fee income for the subsidiary. In consolidated terms, the earnings associated to the insurance business in 2Q02 was equivalent to the one obtained in 1Q02.

The Financial Advisory's higher results were mainly associated to fees obtained in credit restructuring operations, and also to a decrease in operating expenses following the merger.

In addition, the Factoring subsidiary continued showing strong results during the second quarter of 2002 due to higher operating revenues and lower operating expenses, which more than offset the increase in provisions for loan losses. The increase in operating revenues was a result of a 50.4% loan portfolio annual growth. At June 30, 2002, outstanding loans for this subsidiary totaled Ch$33,753 million compared to approximately Ch$22,446 million for the same period of the previous year.

The Mutual Fund subsidiary showed a 4.3% increase in net income over the 12-month period. This expansion was largely the result of 29.0% growth in funds under management, which more than offset the reduction in average fees charged over these funds (from 1.28% in 2Q01 to 1.15% in 2Q02, on annualized basis). It is worth mentioning that the Mutual Fund Company ranked first in terms of clients and assets under management, reaching a market share of 27.4% in terms of funds under management totaling an amount of Ch$1,183,353 million at June 30, 2002.

The Stock Brokerage's net income for the second quarter of 2002 decreased by 6.5% with respect to the year-earlier quarter. This result was principally affected by lower fees obtained in stock transactions as a consequence of lower levels of activity observed in the Chilean stock markets. Nevertheless, the Stock Brokerage subsidiary continued having a leading position, with an average market share of 20.2% during the second quarter of 2002, in terms of stock transactions.

Regarding the 11.3% increase in the foreign branches' (New York branch and Miami agency) results, it was mainly a consequence of, on the one hand, important profits obtained from the sale of Chilean Corporate Bonds and, on the other hand, the release of voluntary provisions established during 1Q02. These factors more than offset the impact of the decrease in volume and spreads of the investment portfolio.

NET FINANCIAL INCOME[2]

During the second quarter of 2002, net financial income (net interest revenue plus foreign exchange transactions) totaled Ch$88,444 million (US$126.8 million), which represents an increase of 17.7% compared to the previous quarter or an increase of 1.2% over the second quarter of 2001.

Net Financial Income (in millions of Chilean pesos, except for percentages)					
	2Q01	**1Q02**	**2Q02**	**% Change**	
				2Q02/2Q01	**2Q02/1Q02**
Interest revenue	231,180	141,013	201,619	(12.8)%	43.0%
Interest expense	(139,204)	(63,011)	(93,795)	(32.6)%	48.9%
Foreign Exchange transaction, net	(4,578)	(2,877)	(19,380)	323.3%	573.6%
Net Financial Income	**87,398**	**75,125**	**88,444**	**1.2%**	**17.7%**

Avg. Interest Earning Assets	**8,187,916**	**8,248,764**	**8,104,710**	**(1.0)%**	**(1.7)%**
Net Financial Margin	**4.27%**	**3.64%**	**4.37%**	**-**	**-**

The 12-month period increase was attributable to the rise of approximately 10 basis points in the net financial margin, which more than offset the 1.0% reduction in the average interest earning assets.

Net financial margin (net financial income as a percentage of the average interest earnings assets), which grew to 4.37% in the second quarter of the current year from 4.27% in the second quarter of 2001, was affected by several factors. The most important were the following:

- An increase of approximately 38 basis points in lending spreads, mainly in large corporations and high income individuals, as a consequence of commercial efforts to increase higher yield products such as consumer loans, line of credits, lease contracts and commercial loans denominated in Chilean pesos.

- The positive effect of the successive decrease in interest rates, both nominal and real, which benefited the second quarter 2002 net financial margin (since the Bank's interest bearing liabilities have a shorter repricing period than the interest earning assets). During this quarter, the Chilean Central Bank cut its annual short-term reference interest rate for monetary policy from 4.75% to 4.00% (in July was reduced once again to 3.25%).

- A better funding mix, reflected in the improvement of the ratio of interest bearing liabilities to interest earning assets which decreased from 80.5% in the second quarter of 2001 to 78.3% in the second quarter of 2002.

When comparing with the first quarter of 2002, the net financial income grew 17.7% as a result of the increase of 73 basis points in the net financial margin. This strong expansion was primarily attributable to the higher volatility experienced by the inflation rate, which caused an increase in the

[2] For analysis purposes, results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currencies and dollar-adjustable Chilean peso positions, have been included in the calculation of net financial income and the net financial margin. Under SBIF guidelines these gains/losses cannot be registered as interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statements. This accounting asymmetry distorts net interest revenue and foreign exchange transaction gains, especially in periods of high volatility in the exchange rate.

2Q02 inflation rate compared to the previous quarter (the change in the value of the unidad de fomento[3] or UF was 0.9% in the second quarter of 2002 compared to a negative 0.4% in the first quarter of 2002). This meant that during the second quarter of 2002 the Bank earned higher interest income on the portion of interest earning assets denominated in UF financed by interest bearing liabilities denominated in nominal Chilean pesos and non-interest bearing liabilities.

LOAN PORTFOLIO

Loan Portfolio by Type of Credit

Loan Portfolio (in millions of Chilean pesos, except for percentages)					
	June.01	**March.02**	**June.02**	**% Change**	
				12-months	**2Q02/1Q02**
Commercial Loans	2,832,244	2,548,186	2,487,127	(12.2)%	(2.4)%
Mortgage Loans	1,240,716	1,269,571	1,238,358	(0.2)%	(2.5)%
Consumer Loans	368,699	415,631	388,163	5.3%	(6.6)%
Foreign trade Loans	641,280	554,759	597,288	(6.9)%	7.7%
Contingent Loans	385,224	341,660	369,487	(4.1)%	8.1%
Others Outstanding Loans	443,195	429,474	483,133	9.0%	12.5%
Leasing Contracts	239,385	241,468	242,326	1.2%	0.4%
Past-due Loans	125,937	136,210	140,975	11.9%	3.5%
Total Loans, net	**6,276,680**	**5,936,959**	**5,946,857**	**(5.3)%**	**0.2%**
Interbank Loans	76,135	96,930	76,581	0.6%	(21.0)%
Total Loans	**6,352,815**	**6,033,889**	**6,023,438**	**(5.2)%**	**(0.2)%**

As of June 2002, the Bank's loan portfolio, net of interbank loans, totaled Ch$5,946,857 million (US$8,525 million), a contraction of 5.3% on a year-over-year basis and remaining almost flat relative to the prior quarter.

In terms of volume, the twelve-month decline was led by commercial, foreign trade and contingent loans to large and middle market companies. This decrease was concentrated mainly in the fourth quarter of 2001 and in the first quarter of 2002. In addition, it is also important to note that during the 3Q01 the Bank sold Mutuos Hipotecarios Endosables (mortgage loans financed by the Bank's general borrowings) for an amount of approximately Ch$16,220 million.

The contraction in commercial and foreign trade loans was due principally to (i) the Bank's decision to reduce its exposure in Latin America (mainly in Argentina and Brazil) and in certain economic sectors and debtors, as a result of lower external and internal economic activity and, (ii) the payment of two important loans related to the infrastructure sector. The slowdown in contingent loans was evidenced principally in foreign currency contingent loans to corporations.

In addition, total loans, net increased a 0.2% between 1Q02 and 2Q02. This was related principally with increases in other outstanding loans and foreign trade loans and, to a lesser extent, to contingent loans, all of them associated to large corporations. It is worth mentioning that the rise

[3] The UF is an accounting unit which is linked to the Chilean CPI, and which changes daily to reflect fluctuations in the index over the previous month.

experienced by the foreign trade and contingent loans was also boosted by a 5.0% increase observed in the exchange rate during the quarter.

In terms of market segments, over the last twelve months, loans to large corporations and to middle market companies decreased by 9.1% and 5.8%, respectively. Conversely, during the same period, loans to individuals expanded by 4.5%.

Regarding economic sectors, the Bank continued focusing in diversifying its loan portfolio. In accordance, the Bank's concentration in the four most important sectors (Trade, Manufacturing, Construction and Financial Services) decreased from 64.0% at March 31, 2002 to 62.9% at June 30, 2002.

Past Due Loans by Type of Credit

Past Due Loans (in millions of Chilean pesos, except for percentages)					
	June.01	**March.02**	**June.02**	**% Change**	
				12-months	**2Q02/1Q02**
Commercial loans	114,164	122,233	125,593	10.0%	2.7%
Consumer loans	4,376	5,066	5,523	26.2%	9.0%
Residential mortgage loans	7,397	8,911	9,859	33.3%	10.6%
Total Past Due Loans	**125,937**	**136,210**	**140,975**	**11.9%**	**3.5%**

Ratios

Allowance / Past Due Loans	**167.1%**	**173.7%**	**174.2%**	-	-
Past Due Loans / Total Loans	**1.98%**	**2.26%**	**2.34%**	-	-

Past due loan portfolio totaled Ch$140,975 million at June 30, 2002, an 11.9% increase compared to the Ch$125,937 million registered at June 30, 2001. The annual increase, concentrated mainly during the first half of 2002, was due principally to an increase in past due loans to large and medium size companies in the real estate and other services sectors. Past due loans to total loans ratio stood at 2.34% in 2Q02 versus 1.98% in the 2Q01, while the coverage ratio increased to 174.2% from 167.1% over the same periods.

FUNDING

Funding (in millions of Chilean pesos, except for percentages)					
	June.01	March.02	June.02	% Change	
				12-months	2Q02/1Q01
Non-interest Bearing Liabilities					
Current Accounts	841,690	877,166	882,360	4.8%	0.6%
Bankers drafts and other deposits	584,020	733,640	750,269	28.5%	2.3%
Other Liabilities	557,850	664,277	732,877	31.4%	10.3%
Total	**1,983,560**	**2,275,083**	**2,365,506**	**19.3%**	**4.0%**
Interest Bearing Liabilities					
Savings & Time Deposits	4,151,080	3,815,290	3,612,278	(13.0)%	(5.3)%
Central Bank Borrowings	39,575	4,210	13,934	(64.8)%	231.0%
Repurchase agreements	267,860	339,126	379,912	41.8%	12.0%
Mortgage Finance Bonds	1,322,206	1,358,155	1,327,323	0.4%	(2.3)%
Subordinated Bonds	218,828	262,963	262,526	20.0%	(0.2)%
Other Bonds	9,632	6,736	6,261	(35.0)%	(7.1)%
Borrowings from Domestic Financ. Inst.	94,505	46,862	75,028	(20.6)%	60.1%
Foreign Borrowings	381,949	257,457	268,189	(29.8)%	4.2%
Other Obligations	72,881	65,102	66,081	(9.3)%	1.5%
Total	**6,558,516**	**6,155,901**	**6,011,532**	**(8.3)%**	**(2.3)%**
Total Liabilities	**8,542,076**	**8,430,984**	**8,377,038**	**(1.9)%**	**(0.6)%**

Total non-interest bearing liabilities increased by 4.0% in the second quarter of 2002, primarily as a consequence of an increase in Other Liabilities and, to a lesser extent, in Bankers Draft and Other Deposits. The increase in Other Liabilities was related to an expansion of 8.1% in contingent liabilities and also to an increase in foreign currency transactions pending settlement[4], which volumes are very volatile. In turn, the expansion in Bankers Drafts and other deposits was influenced in part by the commercial efforts made to increase the volume of non-interest bearing demand deposits (through cash management and payment service contracts) aimed to improve the funding mix.

By contrast, during the second quarter of 2002 total interest bearing liabilities decreased by 2.3%. This was mainly explained by a decrease in the investment portfolio, implying lower levels of funds needed by the Bank to finance interest earnings assets. This decline was reflected principally in lower levels of time deposits and mortgage loans.

INVESTMENT PORTFOLIO

As of June 30, 2002, the Bank's investment portfolio totaled to Ch$1,898,903 million, recording a decrease of 3.7% compared to Ch$1,971,110 million at March 31, 2002. This decline was attributable mainly to the Bank's decision to sell Central Bank securities and mortgage finance bonds issued by the Bank, and also due to a sale of most of the Brazilian Corporate Bonds.

At the end of June, 2002, the investment portfolio maintained by the Bank represented 21.2% of total assets. In terms of composition, the investment portfolio was comprised principally by

[4] Composed of U.S. dollars sold by the Bank and where transfer is pending.

instruments issued by the Chilean Central Bank (65.1%), securities from international issuers (16.2%) and mortgage finance bonds issued by the Bank (10.2%).

PROVISIONS

Allowances and Provisions (in millions of Chilean pesos, except for percentages)					
	2Q01	**1Q02**	**2Q02**	**% Change**	
				2Q02/2Q01	**2Q02/1Q02**
Allowances at the beginning of each period	**204,093**	**227,324**	**236,610**	**15.9%**	**4.1%**
Price-level restatement	(2,711)	955	(2,140)	(21.1)%	-
Charge-off	(12,808)	(25,648)	(22,270)	73.9%	(13.2)%
Provisions established, net	21,920	33,979	33,395	52.3%	(1.7)%
Allowances at the end of each period	**210,494**	**236,610**	**245,595**	**16.7%**	**3.8%**
Provisions	**21,920**	**33,979**	**33,395**	**52.3%**	**(1.7)%**
Ratios					
Allowances / Total loans	3.31%	3.92%	4.08%	-	-
Risk Index	2.32%	3.21%	3.39%	-	-
Provisions / Avg. Loans	1.39%	2.21%	2.25%	-	-
Charge-offs / Avg. Loans	0.81%	1.67%	1.50%	-	-
Recoveries / Avg. Loans	0.25%	0.17%	0.17%	-	-

The deteriorated financial situation of certain clients and the lower value of their related guarantees have been a result of the contraction in production and domestic expenditures, the unfavorable terms of trade, higher unemployment rates and economic instability in Latin America. According to this economic environment, during this quarter the Bank established important amounts of allowances in order to cover adequately the credit risk associated to the loan portfolio. In addition, it is important to note that the 5% increment observed in the exchange rate during 2Q02 also contributed to increase the amount of provisions charged during this quarter (approximately 25% of our total allowances for loan losses are related to loans denominated in US dollars).

Provisions for loan losses amounted to Ch$33,395 million in the second quarter of 2002, a significant increase compared to the Ch$21,920 million recorded in the second quarter of 2001. Provisions for loan losses represented on an annualized basis, 1.39%, 2.21% and 2.25% of the average total loans in 2Q01, 1Q02 and 2Q02, respectively.

In terms of economic sectors, during the second quarter of 2002 provisions for loan losses were mainly concentrated in commercial loans from mining and construction sectors.

As a result of the important allowances established during the quarter, the Bank's overall risk index rose from 3.21% in March 2002 to 3.39% in June 2002. It also increased the allowances over total loans ratio from 3.92% to 4.08% over the same periods. At the same time, the coverage ratio was up from 173.7% in March 2002 to 174.2% in June 2002.

It is worth mentioning that as of June 30, 2002, the Bank maintained voluntary allowances for an amount of Ch$33,721 million, equivalent to 0.56% of the Bank's total loan portfolio.

INCOME FROM SERVICES, NET

During the second quarter of 2002, income from services showed a slight decrease of 1.3% amounting to Ch$19,324 million, when compared to 2Q01. This decrease was a result principally of lower fees generated by the stock brokerage and insurance brokerage subsidiaries, which more than offset the higher fees obtained by the mutual fund and financial advisory subsidiaries. The remaining fees (Bank and foreign branches) increased 1.6% relative to the second quarter of 2001.

The Stock brokerage fees have been adversely affected by the lower level of activity of the Chilean stock market reflected by a reduction in the trading volume of the Santiago and Bolsa Electrónica Stock Exchange. On other hand, as we mentioned previously, the decrease in insurance brokerage fees was principally attributable to a change in the agreement between the Bank and the Insurance Brokerage subsidiary, which implied a redistribution of the earnings generated by this business, increasing the proportion received by the Bank and at the same time decreasing the proportion recorded by the subsidiary.

In terms of fees over average loans ratio, it stood at 1.30% for the second quarter of 2002 up from 1.24% for the same period of 2001.

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

During the second quarter of 2002, the Bank's total gains on sales of financial instruments reached Ch$5,519 million compared to Ch$735 million in the same period of the previous year. These gains corresponded mainly to: (i) higher mark-to-market and trading earnings obtained from Central Bank securities and mortgage finance bonds, (ii) earnings obtained from the sale of Chilean Corporate Bonds, and, (iii) higher accrual earnings obtained in cross currency swaps.

OTHER INCOME AND EXPENSES

Total Other Income and Expenses for the second quarter of 2002, decreased to Ch$377 million from Ch$5,160 million in the same period of 2001. This decline was primarily attributable to lower recoveries of loans previously charged-off and non-operating income, net.

The decrease in non-operating income, net was mainly due to: (i) an extraordinary income obtained from the sale of an industrial property received in lieu of payment during 2Q01 and, (ii) higher charge-offs on assets received in lieu of payment during 2Q02. The losses in the participation in earnings of equity investments in the second quarter of 2002 were due to lower results recorded by Comercio Electrónico Artikos Chile S.A., an affiliate which offers e-commerce services to our corporate customers.

OPERATING EXPENSES

Operating Expenses (in millions of Chilean pesos, except for percentages)					
	2Q01	**1Q02**	**2Q02**	**% Change**	
				2Q02/2Q01	**2Q02/1Q02**
Personnel salaries and expenses	(29,218)	(29,928)	(30,210)	3.4%	0.9%
Administrative and other expenses	(24,193)	(23,242)	(23,672)	(2.2)%	1.9%
Depreciation and amortization	(4,317)	(5,416)	(5,685)	31.7%	5.0%
Total operating expenses	**(57,728)**	**(58,586)**	**(59,567)**	**3.2%**	**1.7%**

Efficiency ratio*	**53.6%**	**58.5%**	**52.6%**	-	-
Efficiency ratio**	49.6%	53.1%	47.6%	-	-

*Operating expenses/Operating revenues.
**Excluding depreciation and amortization.

The Bank's operating expenses grew by 3.2% to Ch$59,567 million (US$85.3million) in the second quarter of 2002 from Ch$57,728 million (US$82.8 million) in the same period of 2001. This increase was primarily due to non-recurring expenses related to the merger. Without the merger related expenses, total operating expenses would have decreased by 5.0%.

As personnel salaries and expenses are concerned, the 3.4% increase during 2Q02 compared to 2Q01, was mostly associated with higher severance payments (almost all of them related to the merger). The 2.2% decrease in administrative and other expenses was principally attributable to lower advertising expenses. The 31.7% increase in depreciation and amortization expenses during the second quarter of 2002, as compared to the second quarter of 2001, was mainly related to the merger and associated to: (i) charge-offs of discontinued software, (ii) charge-offs on assets in rented branches that were closed during the first half of 2002 and, (iii) depreciation of technological equipment acquired in order to integrate the information technology systems of both banks.

As a result, the efficiency ratio improved to 52.6% in the second quarter of 2002, from 53.6% in the same period of the previous year.

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$3,299 million in 2Q02 compared to Ch$4,690 million in the year-earlier quarter. This change reflects principally the decrease observed in the inflation rate during the second quarter of 2002 in comparison to the same period of last year (the inflation rate used for adjustment purposes was 1.0% in the second quarter of 2002, and 1.4% in the second quarter of 2001).

INCOME TAXES

During the second quarter of 2002, the Bank's income taxes totaled Ch$3,135 million. The annual increase in the income tax was mainly influenced by the following factors: (i) a non-recurring tax assessment of prior fiscal periods recorded in 2Q02 and, (ii) the recognition in 2Q01 of the difference between the tax actually paid in 2001 and what had been set aside in December 2000.

It is worth mentioning that the Bank's effective tax rate is lower than the statutory corporate income tax rate, as under an specific tax regulation applicable for Banco de Chile, the Bank is allowed to deduct from the net income every payment made by the shareholder SAOS to the Central Bank regarding its subordinated debt.

SHAREHOLDERS' EQUITY

As of June 30, 2002, the Bank's Shareholder's equity amounted to Ch$565,627 million (US$810.8 million), in comparison to Ch$603,843 million (US$865.6 million) recorded at June 30, 2001, reflecting the lower net income recorded during the first half of 2002 and the increase in the mark to market losses on permanent financial investments[5] booked in the New York Branch.

The Bank also maintained strong capitalization ratios in 2Q02. At the end of June 2002, on consolidated basis[6], the Bank's Total Capital to Risk-Adjusted Assets ratio (BIS ratio) was 13.28%, and the Basic Capital to Total Assets ratio was 5.99%, both indicators in full compliance with the general minimum requirements of 8% and 3%, respectively. It is important to point out, that as a condition imposed by the Chilean Central Bank in order to approve the merger, the Bank must maintain a minimum BIS ratio of 10%.

Shareholders' Equity	**June.01**	**March.02**	**June.02**	**% Change**	
(in million of Chilean Pesos)				**12-months**	**2Q02/1Q02**
Capital and Reserves	542,615	542,531	542,545	(0.0)%	0.0%
Accumulated adjustment for translation differences[7]	5,638	7,179	8,546	51.6%	19.0%
Unrealized gain (loss) on permanent financial investment[5]	(3,123)	(7,623)	(12,385)	296.6%	62.5%
Net Income	58,713	12,780	26,921	(54.1)%	110.6%
Total Shareholders' equity	**603,843**	**554,867**	**565,627**	**(6.3)%**	**1.9%**

[5] Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, "Unrealized gains (losses) on permanent financial investments", may be directly charged or credited.

[6] During June 2002, the Superintendency of Banks modified the methodology for calculating BIS ratios from an unconsolidated to a consolidated basis. On an unconsolidated basis, at June 30, 2002, the figures were 13.17% for the Total Capital to Risk- Adjusted Assets ratio and 6.53% for the Basic Capital to Total Assets ratio.

[7] Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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